SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Changes in COPEL’s Board of Executive Officers

Companhia Paranaense de Energia - COPEL, in compliance with CVM Instruction 358/2002, hereby informs its shareholders and the market in general that the new Board of Executive Officers of the Company for the three-year period 2015/2017 was elected at the 128th Extraordinary Board of Directors’ Meeting held today, December 23, 2014, whose possession will occur on January 1, 2015.

The Executive Officers of COPEL are:

Luiz Fernando Leone Vianna
Chief Executive Officer

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

Cristiano Hotz
Institutional Relations Officer

Jonel Nazareno Iurk
Business Development Officer

Marcos Domakoski
Corporate Management Officer

About the new CEO

Graduate of Universidade Federal do Paraná (UFPR), Mr. Vianna has made a solid trajectory in the brazilian electric sector. Business administrator and electrical engineering, he has specialization in maintenance of hydroelectric plants and in maintenance management by ELETROBRAS, as well as in electrical equipment materials by Universidade Federal do Paraná (UFPR). He started his career in COPEL, where he held the positions of Plant Manager, Plant Maintenance Manager, Superintendent of Operation and Maintenance of Generation and Transmission, Operations Department Assistant, Presidency Assistant, first CEO of Copel Geração S.A. and Institutional Relations Officer of COPEL. He also was President of the Environmental Forum of the Electrical Sector (FMASE) for two terms (2005-2006 and 2010-2011). He is Vice-President of the Advisory Board of Empresa de Pesquisa Energética – EPE/Concepe, Advisor of FMASE, and recently he held the position of Chairman of the Board of Directors of the Association of Independent Electricity Producers (APINE).

About the new CFO

Mr. Sebastiani holds a bachelor’s degree in Economics from Universidade Federal do Paraná (UFPR) and a master’s degree in Economic Theory from Universidade Estadual de Campinas (UNICAMP). He started his professional activities as a finance and budget technician at Instituto Paranaense de Desenvolvimento Econômico e Social (IPARDES). He was a professor in the Economics undergraduate of the Universidade Federal do Paraná (UFPR) and master’s programs of the Pontifícia Universidade Católica do Paraná (PUCPR). He was the President of the Regional Economy Council of Paraná (CORECON) and representative of Paraná in the Federal Economy Council (COFECON). He also occupied the posts of Director of Urbanization Transport of Curitiba, Municipal Secretary of Finance of Curitiba, State Secretary of Administration and Social Security of Paraná, Chief of Staff of the State Government of Paraná, and Fiscal Advisor of Sanepar and COPEL. In addition, he was the Chief Financial, Investor Relations and Shareholding Control Officer of COPEL between February/2013 and March/2014. Recently, he served as Secretary of Treasury of State of Paraná and as a member of the Board of Directors of COPEL.

About the new Institutional Relations Officer

Mr. Hotz has a Law degree from Pontifícia Universidade Católica do Paraná (PUC - PR), with specialization in Constitutional Law from Academia Brasileira de Direito Constitucional (ABDConst). He was Chief of Staff of the Secretary of Government of the City of Curitiba and Special Assistant to the Secretary of Finance of the City of Curitiba. Electoral Law professor at the Escola Superior de Advocacia (ESA – OAB/PR), was also Public Prosecutor of the City of Pontal, state of Paraná, and member of the Electoral Law Commission of the Bar Association (OAB) of the State of Paraná, as well as member of the Special Trial Chamber of the Court of Ethics and Discipline of OAB of the State of Paraná. Recently, he served as Assistant to the Governor of the State of Paraná.

About the Business Development Officer

Civil Engineer, Mr. Iurk was Environmental Sanitation Coordinator at Coordenação da Região Metropolitana de Curitiba – Comec, Operational Development Engineer and Coordinator of Rural Sanitation and Environmental Studies at Companhia de Saneamento do Paraná – Sanepar, Chief of Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama for the State of Paraná. Was also Executive Technical Officer at ECOBR Engenharia e Consultoria Ambiental, Secretary of Environment and Water Resources for the State of Paraná and Chief Environment and Corporate Citzenship Officer of COPEL. Mr. Iurk was reappointed to the position he has held since October 10, 2013.

About the Corporate Management Officer

Civil Engineer master degree in Management, Mr. Domakoski was Professor at Universidade Federal do Paraná, Member of the Board of Directors at Banco Regional de Desenvolvimento do Extremo Sul (BRDE), Chief Executive Officer of Associação Comercial do Paraná, Member of the Board of Directors of Instituto Brasileiro de Qualidade e Produtividade (IBQP), and Chief Administrative and Financial Officer at Cia. Melhoramentos de São Paulo - Indústria de Papel. Was also Chief Financial Officer at Santa Maria Cia. Papel e Celulose, Vice-president at Rio Branco Cia. de Seguros, Civil engineer and advisor to the board of direction at COPEL. Signatory of the UN Global Compact since 2003, is currently the Chairman of the Board of Directors of Copel Geração e Transmissão S.A., member of the Board of Directors of the Instituto de Tecnologia para o Desenvolvimento (Lactec), Vice-President of the Pró-Paraná Movement, and a partner of MDD Papéis. Reappointed to this position, Mr. Domakoski has been the Company’s Corporate Management Officer since October 10, 2013.

Curitiba, Brazil, December 23, 2014.

For more information, please contact the Investor Relations team:
ri@copel.com or 55 (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.